Executive Presidency

May 28, 2013

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Office of Beverages, Apparel and Mining

Washington, D.C. 20549-7010

Re:                             Southern Copper Corporation

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 28, 2013

File No. 001-14066

Dear Ms. Jenkins:

On behalf of Southern Copper Corporation (the “Company”), I, Oscar Gonzalez Rocha, the Company’s President and Chief Executive Officer, submit our response to your letter dated May 15, 2013, relating to the above-referenced filing.

To assist in the Staff’s review of the Company’s responses, we have preceded our response with the text (in bold type) of the comment as stated in your letter.

Form 10-K for the Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data, page 100

Notes to Consolidated Financial Statements, page 106

Note 2- Summary of Significant Accounting Policies — Revenue Recognition, page 106

1. Considering the significance of your non-copper sales representing 23% of your total sales for the fiscal year ended December 31, 2012, please provide us with, and confirm that in future filings you will disclose, how you (a) classify revenue from non-copper sales and (b) account for these products (e.g., by-product accounting or co-product accounting, etc.). In addition, please tell us and include in your future Management’s Discussion and Analysis (a) whether you expect historic trends of your non-copper revenue to continue and (b) identify and discuss the factors that have an effect on the amount of revenue from non-copper sales (e.g., commodity prices, etc.).

SOUTHERN COPPER CORPORATION

1440 E. Missouri Avenue, Suite 160, Phoenix, AZ 85014

Phone: 1 (602) 264-1375  —  Fax: 1 (602) 264-1397

www.southerncoppercorp.com

We appreciate the Commission’s comment and in future filings we will expand our revenue recognition and inventories accounting policies in Note 2 “Summary of Significant Accounting Policies” as follows (changes are underlined):

“Revenue recognition—

Substantially all of the Company’s copper and non-copper products are sold under annual or other longer-term contracts.

Revenue is recognized when title and risk of loss passes to the customer.  The passing of title is based on terms of the contract, generally upon shipment.  Copper and non-copper revenues are determined based on the monthly average of prevailing commodity prices according to the terms of the contracts.  The Company provides allowances for doubtful accounts based upon historical bad debt and claims experience and periodic evaluation of specific customer accounts.

For certain of the Company’s sales of copper and molybdenum products, customer contracts allow for pricing based on a month subsequent to shipping, in most cases within the following three months and occasionally in some cases a few additional months.  In such cases, revenue is recorded at a provisional price at the time of shipment.  The provisionally priced copper sales are adjusted to reflect forward LME or COMEX copper prices at the end of each month until a final adjustment is made to the price of the shipments upon settlement with customers pursuant to the terms of the contract.  In the case of molybdenum sales, for which there are no published forward prices, the provisionally priced sales are adjusted to reflect the market prices at the end of each month until a final adjustment is made to the price of the shipments upon settlement with customers pursuant to the terms of the contract.

These provisional pricing arrangements are accounted for separately from the contract as an embedded derivative instrument under ASC 815-30 “Derivatives and Hedging — Cash Flow Hedges.”  The Company sells copper in concentrate, anode, blister and refined form at industry standard commercial terms.

Net sales include the invoiced value of copper, zinc, silver, molybdenum, sulfuric acid and other metals and the corresponding fair value adjustment of the related forward contract of copper and molybdenum.”

“Inventories—

The Company principally produces copper and, in the production process, obtains several by-products, including molybdenum, silver, zinc, sulfuric acid and other metals.

Metal inventories, consisting of work—in-process and finished goods, are carried at the lower of average cost or market.  Costs incurred in the production of metal inventories exclude general and administrative costs.  Cost of molybdenum, silver, zinc and other by-products, includes the incremental cost required to produce these products, which are reported separately once the by-products are identified and transferred to the respective production facility.

Work-in-process inventories represent materials that are in the process of being converted into a saleable product.  Conversion processes vary depending on the nature of the copper ore and the specific mining operation as well as the incremental process required to complete each by-product.

Finished goods include saleable products (e.g., copper concentrates, copper anodes, copper cathodes, copper rod, molybdenum concentrate and other metallurgical products).

Supplies inventories are carried at the lower of average cost less a reserve for obsolescence or market.

We currently include in our “Management’s Discussion and Analysis — Outlook” a discussion of what we expect in terms of revenue trends and factors that may have an impact on revenue for molybdenum, silver and zinc, our three major non-copper by-products as follows.  In future filings we will expand this disclosure to provide additional information as necessary.  Please see the section below where minor changes have been underlined.

Outlook: Various key factors will affect our outcome.  These include, but are not limited to, some of the following:

• Changes in copper and molybdenum, silver and zinc prices: The average LME and COMEX copper price was $3.61 per pound in 2012, about 10% lower than in 2011.  Average silver and zinc prices in 2012 decreased about 11% and molybdenum decreased about 18% compared to 2011.

• Sales structure: In the last three years approximately 75.7% of our revenues came from the sale of copper, 9.0% from molybdenum, 7.0% from silver and 8.3% from various other products, including zinc, sulfuric acid, gold and other materials.

• Metal markets: During the fourth quarter 2012 metal markets continued to be driven by the negative macroeconomic events that affected consumer expectations, the more significant being Europe’s debt crisis, the “fiscal cliff” that affected the U.S. economy and the slowdown of China’s economy.  2012 was also a transition year, with administration changes or elections in several key countries, including China and the United States.

• Copper: We believe the copper market fundamentals are sound, however, demand has been affected by macroeconomic factors and the economic slowdown noted in the previous paragraph.  At present, we perceive a more positive environment as some of these matters have been solved or are perceived to have a more positive outlook from now on.

In China, after several monetary easing measures were taken in the second half of 2012, some analysts expect growth in Chinese copper demand of approximately 8.5%, for 2013, better than the 5% growth estimated for 2012. According to them, China represented 41% of the world demand in 2012. The expected strong growth in China and other emerging economies should give support to the copper market in 2013.

In the United States demand appears to be stronger as consumer confidence has increased and the economy is recovering. This has been reinforced by positive news related to housing and employment that seem to have offset concerns related to the fiscal balance. Even though the United States represents today about 8% of the world demand for refined copper, the recovery of its economy is key to copper demand since the United States is the most important secondary copper consumer, affecting copper demand in other economies.  Finally, after a severe 2012, where European demand is estimated to have decreased by approximately 7%, there are signs indicating a copper demand increase of 2%. It should be mentioned that Europe now represents approximately 19% of the world demand for refined copper.

On the supply side, we understand that several structural factors, such as labor stoppages, technical problems and other issues are still affecting copper supply, which we believe will very likely result in weak supply growth in 2013, even though we will see several projects coming into operation by year-end or in 2014. We believe SCC is positioned to take advantage of this unsettled situation, through our investment program of organic growth, aimed at increasing production from our current capacity of 640,000 tons to 1.2 million tons by 2017.

• Molybdenum: We saw a 2.6% molybdenum demand growth in 2012, which helped to reduce the surplus of supply to demand from approximately 8% to 6%. We expect that in 2013 the balance between supply and demand will continue reducing the market surplus, thereby improving molybdenum prices in the near future and, potentially, revenue for us.

• Silver: We believe that silver prices will have strong support due to its industrial uses as well as being perceived as a value shelter in times of economic uncertainty, which may present an opportunity for revenue growth for us.

• Zinc: We also believe that zinc has very good long term fundamentals due to its significant industrial consumption; however, inventories are currently at a relatively high level, which tends to maintain a relatively weak zinc price and limit our opportunities for revenue growth for this metal.

Schedule 14A Filed March 25, 2013

Compensation Discussion and Analysis, page 12

2. We note the statement on page 14 that you “grant relatively small salary increases commensurate with the cost of living increases in Peru and Mexico and tailor the amount of the incentive cash payments to balance the amounts of compensation mandated by Peruvian and Mexican law.” We also note that compensation paid to your Chief Operating Officer changed significantly from fiscal year 2011 to fiscal year 2012. It is unclear from the compensation discussion and analysis what, if any, specific items of corporate performance were taken into account in making this compensation decision. It is also unclear how you exercised discretion in setting cash bonus awards, including whether any such discretion was applied to one or more specified named executive officers. Please confirm that in future filings your compensation discussion and analysis will include a discussion of the reasons for any material increase or decrease in the total compensation or particular components of compensation, if applicable, of your named executive officers. See, for example, Items 402(b)(2)(vi) and (ix) of Regulation S-K. Please provide draft disclosure.

We appreciate the Commission’s comments and in future filings we will expand our discussion of the reason for any material increase or decrease in the total compensation or in particular components of compensation, if applicable, to our named executive officers.

As disclosed in our 2013 Proxy Statement, Mr. Xavier Garcia de Quevedo Topete, our Chief Operating Officer, received in 2012 bonuses of $717,706, which include a cash bonus granted under the Executive Stock Purchase Plan of Grupo Mexico S.A.B. de C.V., the indirect parent company of the Company (“Grupo Mexico”).

Grupo Mexico offers the Executive Stock Purchase Plan, a stock purchase plan of its own shares, to certain members of its executive management and the executive management of its subsidiaries and certain affiliated companies.  Under the Executive Stock Purchase Plan participants receive incentive cash bonuses that are used to purchase shares of Grupo Mexico, which are deposited in a trust.  Mr. Xavier Garcia de Quevedo Topete received a cash bonus paid by the Company of $601,132 in 2012 to purchase shares of Grupo Mexico under the Executive Stock Purchase Plan. This cash bonus was reflected in the Summary Compensation table of the 2013 Proxy Statement under the bonus column. Mr. Xavier Garcia de Quevedo Topete received an additional cash bonus of $116,574. This additional bonus was also reflected in the Summary Compensation table of the 2013 Proxy Statement under the bonus column. Mr. Xavier Garcia de Quevedo Topete’s bonuses were entirely discretionary in nature and not based on any pre-established performance targets or on targets that were previously communicated to him.

From time to time, larger cash bonuses are granted to our named executive officers in recognition of the named executive officer’s performance during the year and to reward him for his leadership, vision and focus, as determined in the discretion of our management team and our Compensation Committee.

Discretionary bonuses are granted to our named executive officers, including Mr. Xavier Garcia de Quevedo Topete, after a thorough analysis of numerous factors, including among others, our financial performance, our liquidity, our capital investment plan, the responsibilities and performance of each named executive officer or employee measured in the areas of production, expansions and project developments, safety and environmental responsiveness (both individually and as compared to other officers or employees of the Company).  Mr. Xavier Garcia de Quevedo Topete’s 2012 discretionary cash bonus rewarded him for his excellent performance and leadership during the year.

Similarly, in 2009, Mr. Xavier Garcia de Quevedo Topete received a cash bonus to purchase shares of Grupo Mexico under the Executive Stock Purchase Plan in recognition of his performance and leadership during 2009.

In future filings we will clarify our bonus policy as follows:

“The payment of bonuses is discretionary and we do not necessarily pay bonuses every year. The payment of bonuses and the amount of the same depend, among other things, on our financial performance, our intensive capital investment plan, our future cash flow generation from operations, and our liquidity in general.  We do not provide compensation tied to specific pre-determined individual or Company performance criteria or long-term incentive compensation. The cash incentive payments granted to our executives and non-executive employees are not based on pre-established performance targets or on targets that have been previously communicated to the executives or the employees. The granting of specific awards and the amount of each award are discretionary and substantially uncertain until we decide to award them, generally at the beginning of each year.

The decisions to grant salary increases and bonuses for the named executive officers of the Company and for non-executive employees are made by our management team and our Compensation Committee after a thorough analysis of numerous factors, including among others, the responsibilities and performance of each named executive officer or employee measured in the areas of production, expansions and project developments, safety and environmental responsiveness (both individually and as compared to other officers or employees of the Company).  It is our practice to grant relatively small salary increases to our named executive officers commensurate with the cost of living increases in Peru and Mexico and tailor the amount of the incentive cash payments to balance the amounts of compensation mandated by Peruvian and Mexican law, principally the amounts received by the named executive officers as profit participations. Generally, in years in which the profit participation amounts paid to named executive officers are high, the bonus or incentive cash payments will be lower than in years in which the profit participation amounts are relatively modest. In such years, where the profit participation amounts are modest, if our financial conditions permit, we tend to increase the amount paid in cash incentives.  Without limiting this, from time to time, larger discretionary cash bonuses are granted to our named executive officers in recognition of a particular named executive officer’s performance during the year and to reward him for his leadership, vision and focus.”

Summary Compensation Table, page 22

3. We note that you have not disclosed compensation paid to Mr. Genaro Guerrero Diaz Mercado for his services to the company in 2012, 2011 and 2010 because such compensation was paid by a subsidiary of Grupo Mexico. With a view to revised disclosure, please tell us your basis for excluding compensation paid to Mr. Genaro Guerrero Diaz Mercado for his services to the company.

Mr. Genaro Guerrero Diaz Mercado, our Chief Financial Officer from January 2, 2008 until April 18, 2013, did not receive compensation paid by the Company in 2010, 2011 and 2012.  Mr. Genaro Guerrero Diaz Mercado received compensation from a subsidiary of Grupo Mexico.  In addition to serving as Chief Financial Officer of the Company, Mr. Genaro Guerrero Diaz Mercado also served as Vice President, Finance of Ferrocarril Mexicano S.A. de C.V., a subsidiary of Grupo Mexico.

Mr. Genaro Guerrero Diaz Mercado split his time between Ferrocarril Mexicano S.A. de C.V. and the Company without spending 100% (or near 100%) of his time on services to the Company.

Additionally, we have disclosed in the respective Forms 10-K and in Proxy Statements that we paid in each of 2010, 2011 and 2012 to Grupo Mexico $13.9 million for various services rendered to us. These services are primarily related to accounting, legal, tax, financial, treasury, human resources, price risk assessment and hedging, purchasing, procurement and logistic, sales and administrative and other support services and, in particular, these services include financial services such as those rendered by Mr. Genaro Guerrero Diaz Mercado to our Company. As noted above, we pay Grupo Mexico for these services.

We believe that it is appropriate to omit the compensation paid to Mr. Genaro Guerrero Diaz Mercado by the Company’s affiliate pursuant to the above-described arrangement with Grupo Mexico.  In any event, as reported to the Commission in a Form 8-K dated April 19, 2013, Mr. Genaro Guerrero Diaz Mercado resigned and was replaced by Mr. Raul Jacob on April 18, 2013.  The compensation of Mr. Raul Jacob is entirely paid by the Company and will be reported as required in future filings.

Closing Comments

As requested in your letter, Southern Copper acknowledges the following:

Southern Copper is responsible for the adequacy and accuracy of the disclosure in the filings discussed herein;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings discussed herein; and

Southern Copper may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal security laws of the United States.

Should you have any questions about the responses in this letter, kindly contact our Chief Financial Officer, Mr. Raul Jacob at +(602) 264-1375 option 1 or our General Counsel, Mr. Javier Gomez at +52-55-1103-5127.

Very truly yours,

/s/ Oscar Gonzalez Rocha
Oscar Gonzalez Rocha
President and Chief Executive Officer